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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          CAMDEN NATIONAL CORPORATION

                               (Name of Issuer)

                                 COMMON STOCK

                        (Title of Class of Securities)

                                   133034108

                                (CUSIP Number)

                                  12/29/1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/  /  Rule 13d-1(b)
/X /  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.   Name of Reporting Person:  Rendle A. Jones
     I.R.S. Identification No. of Above Persons (Entities Only):

2.   Check the Appropriate Box if a Member of a Group.*

     a.  [ ]
     b.  [ ]

3.   SEC USE ONLY.

4.   Citizenship or Place of Organization: United States of America.

5.   Sole Voting Power:  419,614

6.   Shared Voting Power:  2,050

7.   Sole Dispositive Power:  419,614

8.   Shared Dispositive Power:  2,050

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  421,664

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:*  N/A

11.  Percent of Class Represented by Amount in Row 9:   5.16%

12.  Type or Reporting Person:  IN


Of the 421,664 shares reported, Mr. Jones disclaims any beneficial interest in
(i) the 371,160 shares owned by various trusts over which Mr. Jones acts as trustee and (ii) the 1,950 shares owned by his spouse.

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ITEM 1.    (a)  Name of Issuer: Camden National Corporation.

           (b) Address of Issuer's Principal Executive Offices: 2 Elm Street, Camden, Maine 04843.

ITEM 2.    (a)  Name of Person Filing:  Rendle A. Jones

           (b)  Address of Principal Business Office or, if none, Residence:
                P.O. Box 190, 76 Beloin Road, Camden, Maine 04843.

           (c)  Citizenship:  United States of America

           (d)  Title of Class of Securities: Common Stock

           (e)  CUSIP Number:  133034108

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)  [ ] Broker or Dealer registered under Section 15 of the Act.
           (b)  [ ] Bank as defined in section 3 (a) (6) of the Act.
           (c)  [ ] Insurance Company as defined in section 3(a) (19) of the
                Act.
           (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940.
           (e) [ ] Investment Adviser registered under section 203 of Investment Advisors Act of 1940.
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b) (1) (ii) (F).
           (g)  [ ] Parent Holding Company, in accordance with Sec. 240.13d-1
                (b) (ii) (G) (Note: See Item 7).
           (h)  [ ] Group, in accordance with Sec. 240.13d-1 (b) (1) (ii) (H).

Item 4. Ownership

If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)   Amount Beneficially Owned:  421,664

          (b)   Percent of Class:  5.16%

          (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 419,614

                (ii)  shared power to vote or to direct the vote: 2,050

                (iii) sole power to dispose or to direct the disposition of:
                      419,614

                (iv)  shared power to dispose or to direct the disposition of:
                      2,050

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Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Mr. Jones serves as a trustee for various trusts which own, in the aggregate, 371,160 shares, or approximately 4.54% of the outstanding shares of the issuer. The beneficiaries of such trusts are entitled to receive dividends from such securities as well as the proceeds from any sale thereof. Mr. Jones is not a beneficiary of any of these trusts and disclaims any interest in the shares held by these trusts.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)
(ii) (G), so indicated under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1 (c ), attach an exhibit stating the identification of the relevant subsidiary.

       Not Applicable.

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b) (ii) (H), so indicate under item 3 (h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1 (c ) attach an exhibit stating the identity of each member of the group.

       Not Applicable.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

       Not Applicable.

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Rendle A. Jones
                              ________________________
                              Name:  Rendle A. Jones



DATE:  February 24, 2000

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